Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 29, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sirs,

Sub:    Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 -Change in Directorate

Pursuant to Regulation 30 of the Securities and Exchange Board of lndia (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), we would like to inform you that Mr Prasad Menon, has ceased to be a Director of the Company, from close of business hours on October 29, 2022, on completion of his term as an Independent Director which was from October 30, 2017 to October 29, 2022.

Further, we would like to inform that post retirement of Mr. Prasad Menon, as an Independent Director, the composition of Board and its Committees continue to be in compliance with the requirements of the Companies Act, 2013 and the SEBI Listing Regulations.

The details under Regulation 30 of the SEBI Listing Regulations read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015 are annexed herewith.

We would further like to inform that the Board has designated Ms.Kalpana Morparia, Independent Director of the Company, as the Lead Independent Director, with effect from October 30, 2022, in place of Mr. Prasad Menon.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary & Compliance Officer

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure

Details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Mr. Prasad Menon

Sl. No	Particulars	Remarks
1	Reason for change	Retirement on account of end of term as an Independent Director on October 29, 2022
2	Date of cessation as a Director	October 29, 2022
3	Brief profile	Not applicable
4	Disclosure of relationships between directors	Not applicable

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary & Compliance Officer